Sub-Item 77I

Terms of new or amended securities

Dreyfus amt-free municipal bond fund

Dreyfus HIGH YIELD municipal bond fund

-Dreyfus Municipal Funds, INc.

During the six-month period ended February 28, 2015, the Board of Directors of Dreyfus Municipal Funds, Inc., on behalf of its series, Dreyfus AMT-Free Municipal Bond Fund and Dreyfus High Yield Municipal Bond Fund (each, a "Fund"), approved amendments to the plan adopted by each Fund pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended.  The amendments, effective October 1, 2014, provide that shares of Class A, Class C, Class I, Class Y or Class Z of each Fund may be converted into shares of another class of that Fund, provided the shareholder requesting the conversion meets the eligibility requirements for the purchase of the new class of shares of the Fund.  Shares subject to a contingent deferred sales charge at the time of the requested conversion are not eligible for conversion.